02051468

As filed with the Securities and Exchange Commission on August 19, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated August 19, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

New Castle House, Castle Boulevard, Nottingham NG7 1FT, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

Gala Group Holdings Public Limited Company

New Castle House
Castle Boulevard
Nottingham
NG7 1FT

Report for the 40 weeks ended July 6, 2002

The accounts being reported on are the consolidated results of Gala Group Holdings Public Limited Company (the "Company"). Our obligation to file this interim report with the Bankers Trust Company (the "Trustee"), for the benefit of our noteholders, and the U.S. Securities and Exchange Commission arises under the indenture, dated as of June 1, 2000, between the Company and the Trustee, pursuant to which the Company has issued its 12% Senior Notes due 2010 (the "notes"). The Company and its consolidated subsidiaries are referred to in this interim report as the "Group."

This report includes forward-looking statements. In addition, from time to time, our representatives or we have made or may make forward-looking statements orally or in writing. All statements other than statements of historical facts included in this report regarding the Group's financial condition, plans to increase revenues and statements regarding other future events or prospects, are forward-looking statements. We have used the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" or similar expressions in this report to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. Among other things the following risks, uncertainties and assumptions apply to forward-looking statements:

- risks associated with the Group's significant amount of indebtedness and its ability to meet its debt obligations;
- industry overcapacity and declining admissions in the bingo and casino businesses;
- the Group's anticipated growth and consolidation strategies, including acquisitions and diversification into other gaming businesses;
- increased competition from other gaming businesses;
- regulatory and legislative developments; and
- the Group's ability to recruit and retain qualified personnel.

We are not obliged to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to the Group or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this report and the more detailed discussion of risks associated with the industry and business in the section entitled "Risk Factors" of the Company's Annual Report dated January 24, 2002 as submitted to the Securities and Exchange Commission under cover of Form 20-F, which section is incorporated into this report by reference. Because of these risks, uncertainties and assumptions, investors should not place undue reliance on forward-looking statements.

Business

We are one of the leading gaming operators in the United Kingdom, with the largest licensed bingo business and one of the four largest casino businesses in Great Britain both in terms of casino revenues and number of casinos. As of July 6, 2002, we operated 165 bingo clubs, and had a leading share of National Bingo Game ticket sales, a measure widely used in the bingo industry as an indicator of share of admissions. In December 2000, we acquired certain casino operations and related assets of Hilton Group plc, including 27 casinos in Great Britain as well as a casino on Gibraltar and a hotel and casino complex on the Isle of Man (collectively referred to as the "Casinos").

Certain acquisitions

We completed the following acquisitions during the periods under review:

- In November 2001, we acquired, as an asset purchase, the Jamba gaming website, together with related software, from Carlton Interactive Media Limited, for a purchase price of £0.9 million. £0.4 million of this consideration is deferred, with £0.15 million payable in September 2002 and £0.25 million payable in September 2003.

- In late December 2000 we acquired Ladbroke Casinos from Hilton Group plc (the "Casino Acquisition"). We financed the Casino Acquisition, including related fees and expenses, with £117.3 million of new equity, £75 million of senior secured debt incurred by Gala Group Finance Limited and Gala Group Investments Limited, our direct subsidiaries, £55 million of senior debt through a bridge loan facility and £1.4 million cash on our balance sheet. The bridge loan facility was repaid with the proceeds from our February 2001 offering of £55 million aggregate principal amount of the notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the 12 weeks ended July 6, 2002, the 12 weeks ended July 7, 2001, the 40 weeks ended July 6, 2002 and the 40 weeks ended July 7, 2001, and it should be read together with our unaudited interim condensed consolidated financial statements and the notes thereto included with this report.

GROUP RESULTS

Overview

The following table sets out certain financial information of the Group for the indicated periods:

		12 weeks ended July 6, 2002 £'000	12 weeks ended July 7, 2001 £'000	40 weeks ended July 6, 2002 £'000	40 weeks ended July 7, 2001 (1) £'000
Revenues	- Bingo	68,258	62,271	227,644	211,232
	- Casino	32,681	28,263	105,729	65,866
		100,939	90,534	333,373	277,098
EBITDA (excluding other income and extraordinary loss)(2)	- Bingo	22,702	19,237	73,116	64,312
	- Casino	7,651	4,251	24,481	11,319
		30,353	23,488	97,597	75,631
Group general and administrative expenses(3)		3,935	2,682	11,908	8,472
Property provision release		-	-	(3,510)	-
Group EBITDA (excluding other income and extraordinary loss)(2)		26,418	20,806	89,199	67,159
Depreciation and amortisation		9,885	9,200	33,826	27,827
Income from operations		16,533	11,606	55,373	39,332
Interest expense, net		(8,540)	(9,781)	(28,950)	(32,160)
Other (expense) income		(177)	418	(104)	(461)
Income (loss) before income tax expense and extraordinary loss		7,816	2,243	26,319	6,711
Income tax expense		(4,360)	(2,427)	(14,844)	(7,264)
Income (loss) before extraordinary loss		3,456	(184)	11,475	(533)
Extraordinary loss on early extinguishment of debt, net of taxes of £1,522		-	-	-	(3,553)
Net income (loss)		3,456	(184)	11,475	(4,106)

(1) In the 40 weeks ended July 7, 2001, the results of the casino division consist solely of the 198 days trading from the date of the casino acquisition to the end of the reporting period. As a result of the differing lengths of the reporting periods presented above for the casino division, the financial information for the 40 weeks ended July 6, 2002 and 40 weeks ended July 7, 2001 are not comparable.

(2) EBITDA (excluding other income and extraordinary loss) represents earnings from operations before income taxes, net interest expense, depreciation, amortisation, and excludes other income and extraordinary loss. EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with U.S. GAAP, or as a measure of profitability or liquidity, and EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate EBITDA (excluding other income and extraordinary loss) identically, the presentation of EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies. Where EBITDA (excluding other income and extraordinary loss) is stated after deducting Group general and administrative expenses, it represents Group EBITDA (excluding other income and extraordinary loss).

(3) Group general and administrative expenses represents all general and administrative expenses less general and administrative expenses that have been attributed specifically to the bingo division and the casino division.

Bingo revenues and EBITDA

Bingo revenues increased 9.6% to £68.3 million in the 12 weeks ended July 6, 2002 compared to £62.3 million in the 12 weeks ended July 7, 2001. Bingo EBITDA increased 18.0% to £22.7 million in the 12 weeks ended July 6, 2002 compared to £19.2 million in the 12 weeks ended July 7, 2001. Bingo revenues increased 7.8% to £227.6 million in the 40 weeks ended July 6, 2002 compared to £211.2 million in the 40 weeks ended July 7, 2001. Bingo EBITDA increased 13.7% to £73.1 million in the 40 weeks ended July 6, 2002 compared to £64.3 million in the 40 weeks ended July 7, 2001. A detailed discussion of the results of the bingo division is presented separately below.

Casino revenues and EBITDA

Casino revenues increased 15.6% to £32.7 million in the 12 weeks ended July 6, 2002 compared to £28.3 million in the 12 weeks ended July 7, 2001. Casino EBITDA increased 80.0% to £7.7 million in the 12 weeks ended July 6, 2002 compared to £4.3 million in the 12 weeks ended July 7, 2001. Casino revenues were £105.7 million in the 40 weeks ended July 6, 2002, and were £65.9 million in the 198 days ended July 7, 2001. Casino EBITDA was £24.5 million in the 40 weeks ended July 6, 2002, and was £11.3 million in the 198 days ended July 7, 2001. A detailed discussion of the results of the casino division is presented separately below.

Group general and administrative expenses

Group general and administrative expenses relate mainly to central department overheads including marketing, property, human resources, information technology, security, finance and group management and represent all general and administrative expenses less those that have been attributed specifically to the bingo division and the casino division. Group general and administrative expenses increased by 46.7% to £3.9 million in the 12 weeks ended July 6, 2002 compared to £2.7 million in the 12 weeks ended July 7, 2001. This is primarily due to the increased costs associated with the running of the enlarged Gala group, higher insurance premiums and the costs of setting up and running Gala Interactive (includes the costs relating to the development of the Jamba website). Group general and administrative expenses increased by 40.6% to £11.9 million in the 40 weeks ended July 6, 2002 compared to £8.5 million in the 40 weeks ended July 7, 2001, primarily due to the reasons noted above.

Property provision release

A provision of £3.5 million was released in the 12 weeks ended April 13, 2002, as a provision for a vacant property lease was no longer required following the disposal of this lease (see note 5 to the Unaudited Condensed Consolidated Interim Financial Statements).

Depreciation and amortisation

Depreciation relates mainly to buildings, equipment and fixtures in our bingo clubs, casinos and at our head office. Amortisation relates to goodwill, trademarks and licences, which we amortise on a straight line basis over 20 years. Depreciation increased by 15.5% to £4.7 million in the 12 weeks ended July 6, 2002 compared to £4.1 million in the 12 weeks ended July 7, 2001, mainly due to depreciation arising from the ongoing enhancement of our property portfolio. Amortisation increased by 1.0% to £5.2 million in the 12 weeks ended July 6, 2002 compared to £5.1 million in the 12 weeks ended July 7, 2001. Depreciation increased by 30.7% to £16.6 million in the 40 weeks ended July 6, 2002 compared to £12.7 million in the 40 weeks ended July 7, 2001, mainly due to depreciation relating to assets obtained through the Casino Acquisition and the impact of a £1.4 million impairment charge relating to a fire at one of our bingo clubs (see note 10 to the Unaudited Condensed Consolidated Interim Financial Statements). Amortisation increased by 13.9% to £17.2 million in the 40 weeks ended July 6, 2002 compared to £15.1 million in the 40 weeks ended July 7, 2001 mainly due to the amortisation of licenses and goodwill acquired through the Casino Acquisition.

Interest expense, net

Interest expense, net of interest income, decreased 12.7% to £8.5 million in the 12 weeks ended July 6, 2002 compared to £9.8 million in the 12 weeks ended July 7, 2001. This is mainly due to a reduction in variable rate interest expenses as a result of an overall reduction in Libor in the 12 weeks ended July 6, 2002 compared to the 12 weeks ended July 7, 2001. Interest expense, net of interest income, decreased 10.0% to £29.0 million in the 40 weeks ended July 6, 2002 compared to £32.2 million in the 40 weeks ended July 7, 2001. In the periods under review, 12% Senior Loan interest expense increased £1.6 million due to the issue of additional debt in respect of the financing of the Casino Acquisition. This increase in 12% Senior Loan interest charge was offset by:

- a decrease of £4.0 million in variable rate interest expense as a result of an overall reduction in Libor, despite an overall increase in the level of variable rate debt to fund the Casino Acquisition;
- a net reduction of £1.0 million in debt issue costs. These were higher in the 40 weeks ended July 7, 2001 than in the 40 weeks ended January 20, 2002 due to bridge financing costs in connection with the Casino Acquisition. The bridge finance was subsequently refinanced by an issuance of notes; and
- A reduction of £0.2 million in interest received.

Income tax expense

Income tax expense increased by 79.6% to £4.4 million in the 12 weeks ended July 6, 2002 compared to £2.4 million in the 12 weeks ended July 7, 2001, primarily due to the increase in taxable income. Income tax expense increased by 104.4% to £14.8 million in the 40 weeks ended July 6, 2002 compared to £7.3 million in the 40 weeks ended July 7, 2001, primarily due to the increase in taxable income.

Extraordinary loss on extinguishment of debt

The extraordinary loss of £3.6 million net of £1.5 million tax arose in the 40 weeks ended July 7, 2001 on the early extinguishment of debt relating to the refinancing undertaken in connection with the Casino Acquisition. This amount includes prepayment penalties of £0.4 million and the write off of £4.7 million deferred debt issue costs, which had been previously included in other assets and were being amortised over the life of the related bank debt.

BINGO DIVISION

Overview

Our bingo division is the largest licensed bingo business in Great Britain, currently operating 165 clubs. As of July 6, 2002, the Group had a market-leading share of National Bingo Game ticket sales, a measure widely used in the bingo industry as an indicator of share of admissions.

We use key indicators to measure the success of our bingo clubs, the three main indicators being the number of admissions, "spend per head" and club promotional spend per head. Admissions are the number of "main stage" sessions played by players. For example, a player playing both the afternoon and evening "main stage" sessions in one day would count as two admissions. "Spend per head" comprises the average amount our bingo clubs retain per admission from our revenues after deducting amounts paid out in cash prizes, gaming duties and value added tax. It is equal to total revenues divided by the number of admissions for the same period. Club promotional spend per head comprises the average amount spent per admission at the club level to increase admissions, which includes money spent on adding prize money to the "main stage" bingo prize board and promotions aimed at increasing admissions. Such promotions include free bingo games and prizes and vouchers giving discounts on the price of bingo tickets. Club promotional spend per head is calculated by dividing total club promotional expenses, which are reported through club operating expenses, by the number of admissions in the same period. Club promotional spend per head does not include central marketing expenditure, which is reported through other general and administrative expenses.

The following table sets out admissions, average spend per head and club promotional spend per head for our bingo division in the indicated periods:

	12 weeks ended July 6, 2002	12 weeks ended July 7, 2001	40 weeks ended July 6, 2002	40 weeks ended July 7, 2001
Admissions (millions)	7.55	7.34	25.04	24.78
Average spend per head (£)	9.05	8.49	9.10	8.53
Club promotional spend per head (£)	0.67	0.53	0.70	0.59

Bingo division admissions increased 2.9% to 7.55 million in the 12 weeks ended July 6, 2002 from 7.34 million in the 12 weeks ended July 7, 2001. Excluding the impact of the clubs disposed under the rulings by the Secretary of State for Trade and Industry following our acquisition of Riva clubs (the disposed clubs referred to herein as the "OFT clubs"), bingo division admissions increased 3.1% to 7.53 million in the 12 weeks ended July 6, 2002 from 7.31 million in the 12 weeks ended July 7, 2001. Average spend per head for our bingo division increased 6.7% to £9.05 in the 12 weeks ended July 6, 2002 from £8.49 in the 12 weeks ended July 7, 2001. Excluding the impact of the OFT clubs, bingo division average spend per head increased 6.6% to £9.06 in the 12 weeks ended July 6, 2002 from £8.50 in the 12 weeks ended July 7, 2001.

Bingo division admissions increased 1.1% to 25.04 million in the 40 weeks ended July 6, 2002 from 24.78 million in the 40 weeks ended July 7, 2001. Excluding the impact of the OFT clubs, bingo division admissions increased 2.8% to 24.98 million in the 40 weeks ended July 6, 2002 from 24.30 million in the 40 weeks ended July 7, 2001. Average spend per head for our bingo division increased 6.8% to £9.10 in the 40 weeks ended July 6, 2002 from £8.53 in the 40 weeks ended July 7, 2001. Excluding the impact of the OFT clubs, bingo division average spend per head increased 6.5% to £9.11 in the 40 weeks ended July 6, 2002 from £8.56 in the 40 weeks ended July 7, 2001.

We believe that this increase in admissions and average spend per head largely arises from our continuing strategy of concentrating on profitable admissions. We have pursued this strategy through:

- targeting capital expenditure in additional mechanised cash bingo positions and in improving existing positions;
- re-siting gaming machines and improving gaming areas;
- refurbishing clubs;
- focussed national and local promotions, advertising campaigns and direct mail activity; and
- shifting customer spend into discretionary areas (i.e. interval games, Bar and diner and gaming machines) and reducing reliance on non-discretionary spends, such as admission charges and participation fees, which are reported in main stage bingo income.

Club promotional spend per head increased 26.4% to £0.67 in the 12 weeks ended July 6, 2002 from £0.53 in the 12 weeks ended July 7, 2001. In the 12 weeks ended July 6, 2002, costs in respect of the "Ultimate Game" of £0.7 million were charged to club promotional costs reported within club operating expenses, whereas in the 12 weeks ended July 7, 2001 "Ultimate Game" charges of £0.7 million were charged to cost of sales. The "Ultimate Game" is a Bingo Game giving the winner an opportunity to attend a further game, which has a total prize of £1 million, split into 10 regional prizes. Including the cost of the "Ultimate Game" in the 12 weeks ended July 7, 2001, club promotional spend per head increased 4.2 % to £0.67 in the 12 weeks ended July 6, 2002 from £0.64 in the 12 weeks ended July 7, 2001. This period on period increase in club promotional spend per head primarily reflects targeted incremental promotional spend, focusing on profitable admissions growth.

Club promotional spend per head increased 18.6% to £0.70 in the 40 weeks ended July 6, 2002 from £0.59 in the 40 weeks ended July 7, 2001. In the 40 weeks ended July 6, 2002, costs in respect of the "Ultimate Game" of £2.32 million were charged to club promotional costs reported within club operating expenses, whereas in the 40 weeks ended July 7, 2001 "Ultimate Game" charges of £1.85 million were charged to cost of sales. Including the cost of the "Ultimate Game" charges in the 40 weeks ended July 7, 2001, club promotional spend per head increased 6.1% to £0.70 in the 40 weeks ended July 6, 2002 compared to £0.66 in the 40 weeks ended July 7, 2001. This period on period increase in club promotional spend per head primarily reflects targeted incremental spend, focusing on profitable admissions growth.

The general trends in these key indicators for our bingo division are reflected in the growth of our bingo division revenues and the fall in bingo division expenses as a proportion of bingo division total revenues to 63.9% in the 40 weeks ended July 6, 2002 as compared to 65.5% in the 40 weeks ended July 7, 2001.

Some important factors affecting our operating results include:

- trends in the gaming industry;
- local competition;
- ability to build membership, convert members into active players and retain existing players;
- quality of both management and staff; and
- economic conditions and consumer confidence.

Although economic downturns and declines in consumer confidence can affect our revenues, we believe these effects are mitigated by the social importance of playing bingo to most members, who see it as a social rather than a financial pursuit.

Revenues

Our principal sources of bingo division revenues are:

- revenues from "main stage" bingo and "interval games";
- revenues from gaming machines; and
- revenues from our bars and diners.

Pricing

Pricing is determined almost exclusively at the local level and is affected by the local competitive environment. It varies between sessions and between our clubs in the same area. Our objective is to provide overall value for money to our customers, which requires that local managers balance the following elements:

- admission charges, which range from free admission in many of our clubs to £1 and which vary depending on admission charges at competing clubs and promotions;

- bingo ticket prices and participation fees. We vary bingo ticket prices to help maintain a sufficient prize board to attract players, which we balance against the desire to give customers good value for money. We retain a percentage of the price of bingo tickets as participation fees, typically 20%; and

- the amount of added prize money for "main stage" bingo prize boards.

Bingo

Revenues from bingo consist of revenues from:

- "main stage" bingo, including admission charges and the share of gross stakes retained by us, called "participation fees." These revenues were 19.0% of total bingo division revenues in the 12 weeks ended July 6, 2002 and 21.3% of total bingo division revenues in the 12 weeks ended July 7, 2001. In the 40 weeks ended July 6, 2002 "main stage" bingo revenues were 19.7% of total bingo division revenues and 22.0% of total bingo division revenues in the 40 weeks ended July 7, 2001. This reduction in revenue share from main stage bingo reflects our strategy of shifting customer spend into discretionary areas and reducing reliance on non-discretionary spends, such as admission charges and participation fees which are reported within main stage bingo income;

- "interval games," including "mechanised cash bingo." Revenues from "interval games" paying cash prizes are reported exclusive of prize money paid out. Revenues from "interval games" paying non-cash prizes reflect the gross stakes, with the cost of prizes being reported as an expense. These revenues were 37.5% of total bingo division revenues in the 12 weeks ended July 6, 2002 and 34.3% of total bingo division revenues in the 12 weeks ended July 7, 2001. In the 40 weeks ended July 6, 2002 "interval game" revenues were 37.4% of total bingo division revenues and 34.7% of total bingo division revenues in the 40 weeks ended July 7, 2001.

We are required to remit a duty to the U.K. Government for all bingo stake monies, currently at a rate of 10%. VAT is charged on revenues from bingo retained by us at a rate of 17.5%. Revenues from bingo are reported net of cash prizes, gaming duties and VAT payable and are recognised on a cash basis as sales occur. Revenues from bingo were over half of total bingo division revenues in each of the periods reported.

Gaming machines

Legislation now permits up to four jackpot machines in bingo clubs in addition to the existing "amusement-with-prizes" machines. The first jackpot machines in Gala were installed in the bingo club in Swindon on April 5, 2002 and jackpot machines are scheduled to be rolled out into the rest of the estate over the next twelve months.

Gaming machine revenues come from our "amusement-with-prizes" machines and jackpot machines. These bingo division revenues are equal to the retained cash receipts (after paying out cash prizes), or the "cash in box," from gaming machines. Revenues from gaming machines that pay out in goods rather than cash are reported gross, with the cost of the prizes being reported as expenses. VAT is charged on gaming machines' cash in box at a rate of 17.5%. Revenues from gaming machines are reported net of the VAT payable and are recognised on a cash basis when the "cash in box" is emptied, which occurs at least twice per week per machine. Revenue from gaming machines represented 30.2% of total bingo division revenues in the 12 weeks ended July 6, 2002 and 30.7% of total bingo division revenues in the 12 weeks ended July 7, 2001. Revenue from gaming machines represented 29.6% of total bingo division revenues in the 40 weeks ended July 6, 2002 and 29.7% of total bingo division revenues in the 40 weeks ended July 7, 2001.

Regulations under the Gaming Act provide that the maximum a customer can stake for one play on an "amusement-with-prizes" machine is 30p and on a jackpot machine is 50p

Food and beverage

Bingo division food and beverage revenues are from sales of food, soft drinks, alcoholic drinks and snacks from our bars and diners. VAT is charged on revenues from food and beverage, currently at a rate of 17.5%. The revenues from food and beverage are reported net of the VAT payable and are recognised on a cash basis as sales occur. Food and beverage represented 13.1% of total bingo division revenues in the 12 weeks ended July 6, 2002 and 13.5% of total bingo division revenues in the 12 weeks ended July 7, 2001. Food and beverage represented 12.9% of total bingo division revenues in the 40 weeks ended July 6, 2002 and 13.3% of total bingo division revenues in the 40 weeks ended July 7, 2001.

Expenses

Our principal bingo division expenses are:

- expenses relating to bingo;
- expenses relating to gaming machines;
- expenses relating to food and beverage;
- club operating expenses; and
- other general and administrative expenses.

Bingo

Bingo expenses consist of expenses relating to:

- "main stage" bingo, which are costs of purchasing bingo tickets from our supplier; and
- "interval games" that pay non-cash prizes, which are the cost of the prizes that are won by customers playing these games.

Gaming machines

Expenses relating to gaming machines consist of rental payments to our supplier of gaming machines, Leisure Link, and the annual licence duty. This annual licence duty is payable annually on each of our gaming machines to obtain a gaming machine licence. In the period from May 1, 2002, the annual licence duty was £695 per "amusement-with-prizes" machine and £1,860 per jackpot machine. Certain types of machines also require a stock of prizes, the cost of which is included in expenses relating to gaming machines.

Food and beverage

Expenses relating to bingo division food and beverage consist of the costs of purchasing alcoholic beverages and soft drinks from our drinks suppliers and the costs of purchasing food from our catering suppliers.

Club operating expenses

Club operating expenses represent the operating costs of bingo clubs and consist mainly of:

- salaries of bingo management and staff;
- rental payments on leases of operating bingo clubs;
- promotional expenses, which include adding prize money to the "main stage" bingo prize board and promotions aimed at increasing admissions, such as free bingo games and prizes and vouchers giving discounts on the price of bingo tickets; and
- utilities and service costs.

Other general and administrative expenses

Other general and administrative expenses consist mainly of:

- central overheads that relate directly to the bingo division;
- central promotional and marketing expenses relating to the bingo division. These consist primarily of television and other media advertising costs and other external membership recruitment expenses, including centrally controlled national promotions and promotional literature. Our bingo division marketing costs were £1.5 million for the 12 weeks ended July 6, 2002 and £7.2 million for the 40 weeks ended July 6, 2002.

Comparative results of the bingo division

The following discussion relates to the financial condition and results of operations for the bingo division for the periods indicated:

	12 weeks ended July 6, 2002	12 weeks ended July 7, 2001	40 weeks ended July 6, 2002	40 weeks ended July 7, 2001
	£'000	£'000	£'000	£'000
Revenues	68,258	62,271	227,644	211,232
Cost of sales	9,427	10,059	33,387	34,561
Gross profit	58,831	52,212	194,257	176,671
Club operating expenses	33,924	30,618	112,013	103,698
Other general and administrative expenses	2,205	2,357	9,128	8,661
	36,129	32,975	121,141	112,359
Bingo division EBITDA (excluding other income and extraordinary loss) (1)	22,702	19,237	73,116	64,312

(1) Bingo division EBITDA (excluding other income and extraordinary loss) represents earnings from operations before income taxes, net interest expense, depreciation, amortisation, and excludes other income and extraordinary loss. Bingo division EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with U.S. GAAP, or as a measure of profitability or liquidity, and bingo division EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Bingo division EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate bingo division EBITDA (excluding other income and extraordinary loss) identically, the presentation of bingo division EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

The following table shows an analysis of revenues and cost of sales for our bingo division in the indicated periods:

	12 weeks ended July 6, 2002	12 weeks ended July 7, 2001	40 weeks ended July 6, 2002	40 weeks ended July 7, 2001
	£'000	£'000	£'000	£'000
Revenues				
Main stage bingo	12,989	13,282	44,916	46,554
Interval games	25,577	21,365	85,114	73,261
Gaming machines	20,587	19,116	67,411	62,718
Food and beverage	8,915	8,380	29,456	28,157
Other	190	128	747	542
Total	68,258	62,271	227,644	211,232
Cost of sales				
Main stage bingo	743	1,472	2,501	4,272
Interval games	2,086	2,130	8,614	8,492
Gaming machines	3,267	3,221	11,064	10,892
Food and beverage	3,282	3,190	10,929	10,677
Other direct costs	49	46	279	228
Total	9,427	10,059	33,387	34,561

Revenues

Bingo division revenues for the 12 weeks ended July 6, 2002 increased 9.6% to £68.3 million compared to £62.3 million for the 12 weeks ended July 7, 2001. Bingo division revenues increased 7.8% to £227.6 million in the 40 weeks ended July 6, 2002 compared to £211.2 million in the 40 weeks ended July 7, 2001. Bingo division admissions increased 2.9 % to 7.55 million in the 12 weeks ended July 6, 2002 compared to 7.34 million in the 12 weeks ended July 7, 2001. Excluding the impact of the "OFT clubs", bingo division admissions increased 3.1% to 7.53 million in the 12 weeks ended July 6, 2002 from 7.31 million in the 12 weeks ended July 7, 2001. Bingo division admissions increased 1.1 % to 25.04 million in the 40 weeks ended July 6, 2002 compared to 24.78 million in the 40 weeks ended July 7, 2001. Excluding the impact of the OFT clubs bingo division admissions increased 2.8% to 24.98 million in the 40 weeks ended July 6, 2002 from 24.30 million in the 40 weeks ended July 7, 2001.

Bingo division average spend per head for the 12 weeks ended July 6, 2002 increased 6.7% to £9.05 compared to £8.49 for the 12 weeks ended July 7, 2001. Excluding the impact of the OFT clubs, bingo division average spend per head for the 12 weeks ended July 6, 2002 increased 6.6% to £9.06 compared to £8.50 for the 12 weeks ended July 7, 2001. Bingo division average spend per head for the 40 weeks ended July 6, 2002 increased 6.8% to £9.10 compared to £8.53 for the 40 weeks ended July 7, 2001. Excluding the impact of the OFT clubs, bingo division average spend per head for the 40 weeks ended July 6, 2002 increased 6.5% to £9.11 compared to £8.56 for the 40 weeks ended July 7, 2001.

Bingo division revenues from main stage bingo and interval games for the 12 weeks ended July 6, 2002 increased 11.3% to £38.6 million compared to £34.6 million for the 12 weeks ended July 7, 2001, driven by the increases in admissions and spend per head. Bingo division revenues from main stage bingo and interval games for the 40 weeks ended July 6, 2002 increased 8.5% to £130.0 million compared to £119.8 million for the 40 weeks ended July 7, 2001, driven by the increases in admissions and spend per head.

During the periods under review there has also been a change in the mix in revenue within our principal bingo activities as management have continued to focus on providing customers with a "value for money" product offering and in shifting customer spend into discretionary areas and reducing reliance on non-discretionary spends, such as admission charges and participation fees, which are reported within main stage bingo.

Bingo division revenues from gaming machines for the 12 weeks ended July 6, 2002 increased 7.7% to £20.6 million compared to £19.1 million for the 12 weeks ended July 7, 2001. Bingo division revenues from gaming machines for the 40 weeks ended July 6, 2002 increased 7.5% to £67.4 million compared to £62.7 million for the 40 weeks ended July 7, 2001.

The increase was primarily due to the continuing management of our portfolio of gaming machines. Our dedicated gaming machine managers regularly visit our clubs to re-site gaming machines within the bingo clubs to maximise revenues from them. Gaming revenues have also been positively affected by our continuing investment in enclosed gaming machine areas.

Bingo division revenues from food and beverage for the 12 weeks ended July 6, 2002 increased 6.4% to £8.9 million compared to £8.4 million for the 12 weeks ended July 7, 2001. Bingo division revenues from food and beverage for the 40 weeks ended July 6, 2002 increased 4.6% to £29.5 million compared to £28.2 million for the 40 weeks ended July 7, 2001.

Cost of sales

Bingo division expenses relating to main stage bingo and interval games for the 12 weeks ended July 6, 2002 decreased 21.4% to £2.8 million compared to £3.6 million for the 12 weeks ended July 7, 2001. Excluding the effects of the "Ultimate Game" for the 12 weeks ended July 7, 2001, Bingo division expenses relating to main stage bingo and interval games for the 12 weeks ended July 6, 2002 decreased 2.3% to £2.8 million compared to £2.9 million for the 12 weeks ended July 7, 2001. Bingo division expenses relating to main stage bingo and interval games for the 40 weeks ended July 6, 2002 decreased 12.9% to £11.1 million compared to £12.8 million for the 40 weeks ended July 7, 2001. Excluding the effect of the "Ultimate Game" for the 40 weeks ended July 7, 2001, Bingo division expenses relating to main stage bingo and interval games for the 40 weeks ended July 6, 2002 increased 1.8% to £11.1 million compared to £10.9 million for the 40 weeks ended July 7, 2001.

Bingo division gaming machines expenses for the 12 weeks ended July 6, 2002 increased 1.4% to £3.3 million from £3.2 million for the 12 weeks ended July 7, 2001. Bingo division gaming machines expenses for the 40 weeks ended July 6, 2002 increased 1.6% to £11.1 million from £10.9 million for the 40 weeks ended July 7, 2001. Expenses relating to gaming machines as a percentage of machine revenues decreased to 15.9% for the 12 weeks ended July 6, 2002 from 16.8% for the 12 weeks ended July 7, 2001. Expenses relating to gaming machines as a percentage of machine revenues decreased to 16.4% for the 40 weeks ended July 6, 2002 from 17.4% for the 40 weeks ended July 7, 2001. The decline in each case is the result of higher revenues and lower overall average costs of gaming machines, principally because of economies of scale derived from the size of our machine estate.

Bingo division food and beverage expenses for the 12 weeks ended July 6, 2002 increased 2.9% to £3.3 million compared to £3.2 million for the 12 weeks ended July 7, 2001. Expenses relating to food and beverage as a percentage of food and beverage revenues decreased to 36.8% for the 12 weeks ended July 6, 2002 from 38.1% for the 12 weeks ended July 7, 2001. Bingo division food and beverage expenses for the 40 weeks ended July 6, 2002 increased 2.4% to £10.9 million compared to £10.7 million for the 40 weeks ended July 7, 2001. Expenses relating to food and beverage as a percentage of food and beverage revenues decreased to 37.1% for the 40 weeks ended July 6, 2002 from 37.9% for the 40 weeks ended July 7, 2001.

Club operating expenses

Bingo division club operating expenses for the 12 weeks ended July 6, 2002 increased 10.8% to £33.9 million compared to £30.6 million for the 12 weeks ended July 7, 2001. Expenses as a percentage of total bingo division revenues increased to 49.7% from 49.2%. Including the effects of the "Ultimate Game" for the 12 weeks ended July 7, 2001, club operating expenses increased 8.3% to £33.9 million compared to £31.3 million for the 12 weeks ended July 7, 2001. Including the effects of the "Ultimate game" for the 12 weeks ended July 7, 2001, club operating expenses as a percentage of total bingo division revenues decreased to 49.7% for the 12 weeks ended July 6, 2002 from 50.3% for the 12 weeks ended July 7, 2001.

Bingo division club operating expenses for the 40 weeks ended July 6, 2002 increased 8.0% to £112.0 million compared to £103.7 million for the 40 weeks ended July 7, 2001. Expenses as a percentage of total bingo division revenues increased to 49.2%from 49.1%. Including the effects of the "Ultimate game" for the 40 weeks ended July 7, 2001, club operating expenses increased 6.1% to £112.0 million compared to £105.5 million for the 40 weeks ended July 7, 2001. Including the effects of the "Ultimate game" for the 40 weeks ended July 7, 2001, club operating expenses as a percentage of total bingo division revenues decreased to 49.2% for the 40 weeks ended July 6, 2002 from 49.7% for the 12 weeks ended July 7, 2001.

Other general and administrative expenses

Bingo division other general and administrative expenses for the 12 weeks ended July 6, 2002 decreased 6.4% to £2.2 million compared to £2.4 million for the 12 weeks ended July 7, 2001. Other general and administrative expenses as a percentage of total bingo division revenues decreased to 3.2% from 3.8% in the respective periods under review. Bingo division other general and administrative expenses for the 40 weeks ended July 6, 2002 increased 5.4% to £9.1 million compared to £8.7 million for the 40 weeks ended July 7, 2001. Other general and administrative expenses as a percentage of total bingo division revenues decreased to 4.0% from 4.1% in the respective periods under review.

CASINO DIVISION

Overview

Our casino division operates 26 clubs in Great Britain as well as a casino on Gibraltar and a hotel and casino complex on the Isle of Man. Based on industry statistics collated by the Gaming Board for Great Britain (the "Gaming Board") for the year ended February 28, 2002 (the most recent period for which annual industry information is available), the casino division had an 17.6% market share of house win in Great Britain.

We use key indicators to measure the success of our casinos, the three main indicators being drop, gross gaming win and admissions. Drop is the amount of money exchanged for chips at the tables, gross gaming win is the amount of drop retained by the house as income and is often expressed as a percentage of the drop, and admissions are the number of members and guests attending in any period. A further statistic, drop per head, is calculated by dividing the total drop by the total admissions. Drop per head provides an indication of how much an attendee spends on average in the casino on gaming.

The following table sets out admissions, drop, drop per head, gross gaming win and win percentage for our casino division in the indicated periods. As a result of the timing of our acquisition of the casino division on December 22, 2000, the information presented for the 198 day post acquisition period from December 22, 2000 to July 7, 2001 is not comparable to the information presented for the 40 weeks ended July 6, 2002. Accordingly the review of our casino division presented below focuses on the 12 week periods ended July 6, 2002 and July 7, 2001.

	12 weeks ended July 6, 2002	12 weeks ended July 7, 2001	40 weeks ended July 6, 2002	198 days ended July 7, 2001
Admissions (thousands)	625	594	2,167	1,412
Drop (£'000)	154,495	132,769	509,134	311,390
Drop per head (£)	247.19	223.52	234.95	220.57
Gross gaming win (£'000)	27,081	23,329	88,865	55,168
Win %	17.5	17.6	17.5	17.7

Admissions for the 12 weeks ended July 6, 2002 increased 5.2% to 0.63 million compared to 0.59 million for the 12 weeks ended July 7, 2001, mainly due to the Gala casino rebranding exercise which occurred in early October 2001 and our focused promotional activity directed at both current and lapsed members. We believe that rebranding has been responsible for an increase in volume in the majority of the casinos.

Drop for the 12 weeks ended July 6, 2002 increased 16.4% to £154.5 million compared to £132.8 million for the 12 weeks ended July 7, 2001, mainly driven by an increase in admissions as mentioned above and increased drop per head in the period under review.

Drop per head for the 12 weeks ended July 6, 2002 increased 10.6% to £247.19 compared to £223.52 for the 12 weeks ended July 7, 2001. This reflects management's continuing focus on providing a gaming product in each casino that matches customer demand and that is continually improved, for example by the ongoing roll out of Electronic Roulette into the majority of the casinos.

Gross gaming win for the 12 weeks ended July 6, 2002 increased 16.1% to £27.1 million compared to £23.3 million for the 12 weeks ended July 7, 2001. Despite a 16.4% increase in gaming drop, gross gaming win has increased by a lower percentage year on year. This is the result of a lower win percentage experienced in the casinos of 17.5% in the 12 weeks ended July 6, 2002 compared to 17.6% in the 12 weeks ended July 7, 2001.

Some important factors affecting our casino division operating results include:

- trends in the gaming industry;
- local competition;
- ability to build membership, convert members into active players and retain existing players;
- quality of both management and staff; and
- economic conditions and consumer confidence.

Gross gaming win from gaming tables, which is the net cash from gaming activities retained by the casinos before gaming duty, depends primarily on three factors:

- admission levels;
- "drop" per head, which is the average amount of money customers exchange for chips; and
- win percentage, which is the amount of revenue generated from gaming activities, expressed as a percentage of the drop.

Revenues

Our principal source of casino division revenues is gross gaming win derived from gaming tables and Electronic Roulette, with a smaller proportion of casino division revenues being generated from jackpot slot machines and food and beverage sales.

Pricing

On a local basis, we set the minimum and maximum stakes on each gaming table. For example, the maximum stakes currently range up to £200 in most of our casinos outside London, and up to £2,000 at Maxims in London. We have no admission charges. Local casino managers also have some discretion with respect to the pricing of food and beverage services and promotions.

Gaming tables

Table games in casinos generally include roulette, blackjack, punto banco, poker and sometimes craps. Recently three new games have been introduced into certain of our casinos, these are: Sic Bo, Big 6 and 3 Card Poker. Players exchange cash for gaming chips that can be used for gaming on any table. Gaming revenues were 82.9% of total casino division revenues in the 12 weeks ended July 6, 2002 and 82.6% of total casino division revenues in the 12 weeks ended July 7, 2001. Gaming revenues were 84.0% of total casino division revenues in the 40 weeks ended July 6, 2002 and 83.8% of total casino division revenues in the 198 days ended July 7, 2001. Revenues from gaming tables are reported before deduction of gaming duty.

Gaming machines

Most casinos also have a small selection of jackpot slot machines on which players can play for cash. Jackpot slot machine revenues are equal to the retained cash receipts (after paying out cash prizes). VAT is charged on jackpot slot machine retained cash receipts at a rate of 17.5%. Revenues from jackpot slot machines are reported net of VAT and are recognised on a cash basis when the cash is emptied from the machines, which occurs weekly. These revenues were 6.0% of total casino division revenues in the 12 weeks ended July 6, 2002 and 6.2% of total casino division revenues in the 12 weeks ended July 7, 2001. In the 40 weeks ended July 6, 2002 gaming machine revenues were 5.8% of total casino division revenues and 6.0% of total casino division revenues in the 198 days ended July 7, 2001.

Regulations under the Gaming Act provide that in Great Britain the maximum jackpot value is £2,000 (as of January 1, 2002). However, Jackpot machines with the ability to pay out this higher jackpot level are not currently available in Great Britain and therefore the maximum jackpot remains £1,000 at the current time. The maximum a customer can stake for one play on a jackpot slot machine is 50 pence. These regulations also limit the number of jackpot slot machines per casino to ten. Machines with £1,000 jackpots must pay out at a rate of at least 80% on average, and machines with lower jackpot values must pay out at a rate of at least 71% on average.

Food and beverage

Casino division food and beverage revenues are from sales of food, soft drinks, alcoholic drinks and snacks from our bars and restaurants. VAT is charged on revenues from food and beverage, currently at a rate of 17.5%. The revenues from food and beverage are reported net of the VAT payable and are recognised on a cash basis as sales occur. These revenues were 6.8% of total casino division revenues in the 12 weeks ended July 6, 2002 and 7.0% of total casino division revenues in the 12 weeks ended July 7, 2001. In the 40 weeks ended July 6, 2002 food and beverage revenues were 6.7% of total casino divisional revenues and in the 198 days ended July 7, 2001 food and beverage revenues were 6.8% of total casino division revenues.

Expenses

Our principal casino division expenses are:

- gaming duty;
- expenses relating to jackpot slot machines;
- expenses relating to food and beverage;
- club operating expenses; and
- other general and administrative expenses.

Gaming duty

We are required to remit gaming duty to the U.K. Government in connection with revenue from our casino operations. In Great Britain, the duty payable is calculated according to gross gaming win per casino, with the marginal rate starting at 2.5% and the highest rate being 40% depending on the tax band applicable to the individual casino's gross gaming win. Different gaming duty regimes are also applicable to our casinos in the Isle of Man and Gibraltar. In the 12 weeks ended July 6, 2002 total casino division gaming duty was £4.3 million, which averaged 15.9% of gross gaming win. In the 12 weeks ended July 7, 2001 total casino division gaming duty was £3.6 million, which averaged 15.6% of gross gaming win. In the 40 weeks ended July 6, 2002 total casino division gaming duty was £13.8 million, which averaged 15.6% of gross gaming win. In the 198 days ended July 7, 2001 total casino division gaming duty was £8.5 million, which averaged 15.5% of gross gaming win.

Gaming machines

Expenses relating to jackpot slot machines consist of rental payments to our suppliers of machines and the annual licence duty. This annual licence duty is payable annually on each of our jackpot slot machines to obtain a gaming machine licence. In the period from August 5, 2000 to April 30, 2002, the annual licence duty was £1,815 per machine. On May 1, 2002 it increased to £1,860 per machine.

Food and beverage costs

Casino division costs relating to food and beverage consist of the costs of purchasing food and drink from our suppliers. A proportion of our food and beverage is provided on a complimentary basis to our members and their guests.

Club operating expenses

Club operating expenses represent the operating costs of the casino clubs and consist mainly of:

- salaries of casino management and staff;
- rental payments on leases of operating casino clubs;
- promotional expenses relating to member entertainment both on and off the casino premises; and
- utilities and service costs.

Other general and administrative expenses

Other general and administrative expenses consist mainly of:

- central overheads that relate directly to the casino division; and
- central promotional and marketing expenses relating to the casino division.

Comparative results of the casino division

	12 weeks ended July 6, 2002	12 weeks ended July 7, 2001	40 weeks ended July 6, 2002	198 days ended July 7, 2001 (1)
	£'000	£'000	£'000	£'000
Revenues	32,681	28,263	105,729	65,866
Cost of sales	6,179	5,389	19,566	12,141
Gross profit	26,502	22,874	86,163	53,725
Club operating expenses	18,038	16,818	58,865	38,974
Other general and administrative expenses	813	1,805	2,817	3,432
	18,851	18,623	61,682	42,406
Casino division EBITDA (excluding other income and extraordinary loss) (2)	7,651	4,251	24,481	11,319

(1) In the 198 day period ended July 7, 2001, the results of the casino division consist solely of the 198 days trading from the date of the casino acquisition to the end of the reporting period. As a result of the differing lengths of the reporting periods presented above for the casino division, the financial information for the 40 weeks ended July 6, 2002 and 198 days ended July 7, 2001 are not comparable.

(2) Casino division EBITDA (excluding other income and extraordinary loss) represents earnings from operations before income taxes, net interest expense, depreciation, amortisation, and excludes other income and extraordinary loss. Casino division EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with U.S. GAAP, or as a measure of profitability or liquidity, and casino division EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Casino division EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate casino division EBITDA (excluding other income and extraordinary loss) identically, the presentation of casino division EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

	12 weeks ended July 6, 2002	12 weeks ended July 7, 2001	40 weeks ended July 6, 2002	198 days ended July 7, 2001
	£'000	£'000	£'000	£'000
Revenues				
Win	27,081	23,329	88,865	55,168
Gaming machines	1,948	1,755	6,170	3,967
Food and beverage	2,221	1,967	7,104	4,475
Other	1,431	1,212	3,590	2,256
Total	32,681	28,263	105,729	65,866
Cost of sales				
Gaming Duty	4,316	3,639	13,825	8,538
Gaming machines	173	106	553	299
Food and beverage	1,266	1,239	3,951	2,487
Other	424	405	1,237	817
Total	6,179	5,389	19,566	12,141

Revenues

Casino division revenues for the 12 weeks ended July 6, 2002 increased 15.6% to £32.7 million compared to £28.3 million for the 12 weeks ended July 7, 2001. This is due to an increase in admissions and drop per head.

Casino division admissions increased 5.2 % to 0.63 million in the 12 weeks ended July 6, 2002 compared to 0.59 million in the 12 weeks ended July 7, 2001. Casino division drop per head increased 10.6 % to £247.19 in the 12 weeks ended July 6, 2002 compared to £223.52 in the 12 weeks ended July 7, 2001. We believe that admission growth has been driven mainly by rebranding of the casinos, which we believe has stimulated an increase in volume in the majority of our casinos, and by focussed promotional activity.

Casino division revenues from gross gaming win for the 12 weeks ended July 6, 2002 increased 16.1% to £27.1 million compared to £23.3 million for the 12 weeks ended July 7, 2001, driven by the increase in admissions and spend per head.

Casino division revenues from gaming machines for the 12 weeks ended July 6, 2002 increased 11.0% to £1.9 million compared to £1.8 million for the 12 weeks ended July 7, 2001, mainly due to management's continuing focus on improving the gaming machine product offering and the machine areas themselves.

Casino division revenues from food and beverage for the 12 weeks ended July 6, 2002 increased 12.9% to £2.2 million compared to £2.0 million for the 12 weeks ended July 7, 2001.

Cost of sales

Casino division expenses relating to gaming duty increased 18.6 % to £4.3 million in the 12 weeks ended July 6, 2002 compared to £3.6 million in the 12 weeks ended July 7, 2001. This represented 15.9% of gross gaming win in the 12 weeks ended July 6, 2002 and 15.6% of gross gaming win in the 12 weeks ended July 7, 2001. This increase in the gaming duty to gross gaming win percentage is due to improved performance across the estate.

Casino division expenses relating to food and beverage increased 2.2% to £1.3 million in the 12 weeks ended July 6, 2002 compared to £1.2 million in the 12 weeks ended July 7, 2001. These expenses represented 57.0% of food and beverage revenues in the 12 weeks ended July 6, 2002 and 63.0% of food and beverage revenues in the 12 weeks ended July 7, 2001.

Club operating expenses

Casino division club operating expenses increased by 7.2 % to £18.0 million in the 12 weeks ended July 6, 2002 compared to £16.8 million in the 12 weeks ended July 7, 2001. Casino division club operating expenses represented 55.2% of casino division revenues in the 12 weeks ended July 6, 2002 and 59.5% of casino division revenues in the 12 weeks ended July 7, 2001.

Casino division club operating expenses relating to casino staff and management salaries increased 9.9% to £13.6 million in the 12 weeks ended July 6, 2002 compared to £12.4 million in the 12 weeks ended July 7, 2001 mainly due to annual pay increases and an increased bonus accrual. Casino staff and management salaries expenses represented 41.8% of casino division revenues in the 12 weeks ended July 6, 2002 and 43.9% of casino division revenues in the 12 weeks ended July 7, 2001. The fall in this percentage reflects the fact that whilst revenues have increased at our casinos, this has not necessitated a proportionate increase in staffing levels. Casino division club operating expenses relating to casino division promotion and other operating expenses decreased 3.0% to £3.7 million in the 12 weeks ended July 6, 2002 compared to £3.8 million in the 12 weeks ended July 7, 2001.

Casino division promotion and other operating expenses represented 11.2% of casino division revenues in the 12 weeks ended July 6, 2002 and 13.3% of casino division revenues in the 12 weeks ended July 7, 2001.

Other general and administrative expenses

Casino division other general and administrative expenses decreased 55.0% to £0.8 million in the 12 weeks ended July 6, 2002 compared to £1.8 million in the 12 weeks ended July 7, 2001, this is mainly due to the one off casino rebranding cost incurred in the 12 weeks ended July 7, 2001. This represented 2.5% of casino division revenues in the 12 weeks ended July 6, 2002 and 6.3% of casino division revenues in the 12 weeks ended July 7, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of funds for the 40 weeks ended July 6, 2002 has been cash flows from operating activities. Our principal uses of funds have been for capital expenditure to construct, convert and refurbish bingo clubs and casinos, to acquire Jamba, to repay debt and to service interest charges on borrowed funds.

Historical cash flows

During the 40 weeks ended July 6, 2002 and the 40 weeks ended July 7, 2001 our cash flows were as follows:

	40 weeks ended July 6, 2002	40 weeks ended July 7, 2001
	£'000	£'000
Liquidity and capital resources information:		
Cash provided by operating activities	47,863	40,497
Cash used in investing activities (1)	(25,848)	(257,954)
Cash (used in) provided by financing activities	(19,757)	218,079

(1) Cash flows used in investing activities include capital expenditures. For a discussion of these expenditures, see the discussion below on changes in net cash used in investing activities.

Cash from operating activities

Net cash flows provided from operating activities during the 40 weeks ended July 6, 2002 were £47.9 million, an increase of £7.4 million from £40.5 million in the 40 weeks ended July 7, 2001.

Operating income, excluding depreciation and the property provision release, was £85.7 million for the 40 weeks ended July 6, 2002, and was £67.1 million for the 40 weeks ended July 7, 2001, an increase of £18.6 million. However, these net cash inflows were impacted by changes in operating assets and liabilities of £11.2 million. The main movements were in trade accounts payable and in accrued expenses and other liabilities (collectively referred to as "payables and accruals"). In the 40 weeks ended July 7, 2001, changes in payables and accruals resulted in a favourable cash inflow of £6.9 million because of delays in payment of payables and accruals while payment systems were being established following the acquisition of the Casinos. This compares to a cash outflow from payables and accruals of £1.3 million in the 40 weeks ended July 6, 2002, making the movement, period on period, a cash outflow of £8.3 million. The remaining cash outflow from operating assets and liabilities of £2.9 million is made up mainly of an increase of £1.1 million in expenditure charged against provisions and the payment of £1.7 million of corporation tax.

The most significant non-cash items within net income for each of the periods was depreciation and amortisation and for the 40 weeks ended July 6, 2002 was also the release of the property provision of £3.5 million.

Cash used in investing activities

Net cash flows used in investing activities during the 40 weeks ended July 6, 2002 were £25.8 million, a decrease of £229.1 million compared to the 40 weeks ended July 7, 2001. In the 40 weeks ended July 6, 2002 we spent £26.8 million on capital expenditure, which was partially offset by £1.0 million of proceeds from the sale of fixed assets. The largest component of capital expenditure was Bingo club refurbishment and maintenance programs totaling £18.3 million, including £1.8 million on our new build bingo club at Coventry. In addition, we spent £3.3 million on Casino refurbishment and maintenance, £2.9 million on TouchBet Roulette and Progressive Stud Poker and £2.3 million on the acquisition and development of Gala Interactive.

In the 40 weeks ended July 7, 2001 cash used in investing activities consisted primarily of £231.7 million used to purchase the Casinos.

Cash from financing activities

Net cash flows used in financing activities during the 40 weeks ended July 6, 2002 amounted to £19.8 million, and were used to repay bank borrowings.

Net cash flows from financing activities during the 40 weeks ended July 7, 2001 were £218.1 million. This amount primarily reflects a net £73.5 million borrowed under the senior credit facility, £58.0 million from the issue of Senior Notes due 2010 and £117.3 million from the issuance of share capital . Each of these financing activities was related to the Casino Acquisition.

Capital expenditures

See "Historical Cash Flows" for a discussion of historical capital expenditures

We currently anticipate that our capital expenditures for the year ending September 2002 will be approximately £35.7 million, primarily for bingo club and casino refurbishment projects and the relocation, construction and fit-out of new bingo clubs and casinos. Of this £35.7 million, we had spent or were currently legally committed to spend approximately £24.1 million at July 6, 2002. We expect to fund the capital expenditure from operating cash flow, proceeds from asset sales and cash on our balance sheet. Our ability to use proceeds from asset sales for capital expenditure is limited as described below under " Liquidity." We will also carefully evaluate opportunities to expand our portfolio of bingo clubs and casinos in order to meet anticipated growth in demand and intend to explore opportunities to diversify our business in related low-stake gaming activities.

Lease commitments

A substantial portion of our expenses represents rental payments under leases for bingo clubs and casinos. Annual payments for property leases in place at July 6, 2002 were approximately £17.6 million.

We have recorded provisions for property leases and acquired properties where the property was either disused at the date of the acquisition and the lease was abandoned, or where the acquired operations were planned to be closed and the lease abandoned within one year from the date of acquisition. Provisions for abandoned leases have been recorded on a discounted basis and provisions have also been made for the remaining lease payments of abandoned leases related to clubs that were closed subsequent to one year from the date the clubs were acquired. These provisions have been recorded on a discounted basis against income within other general and administrative expenses in the year the related operations were closed and the leased properties became vacant. We utilised provisions of £1.9 million and £0.9 million for the 40 weeks ended July 6, 2002 and July 7, 2001, respectively.

Liquidity

Bank loans

Scheduled payments on the bank loans under the senior credit facility will significantly impact our liquidity. As of July 6, 2002, we are scheduled to make the following debt payments of principal in the financial years to September 30:

	£ in millions
2002	10.5
2003	27.8
2004	34.8
2005	37.1
2006	39.4
Thereafter	125.4
Total	**275.0**

In addition to the bank loans, we also maintain a £10.0 million revolving loan and guarantee facility expiring in 2007 which can be used to finance working capital requirements and for general corporate purposes. In each financial year, for a period of five consecutive days, the amount of any advances under the revolving loan facility must be reduced to zero and the aggregate amount outstanding under any overdraft facilities which are guaranteed by a guarantee issued under the revolving loan and guarantee facility must not exceed the aggregate amount of all cash balances, which are free of security other than security granted in favour of the senior lenders, held by any subsidiary of Gala Group Holdings Public Limited Company which is a party to the senior credit facility.

Any subsidiary of Gala Group Holdings Public Limited Company, which is a party to the senior credit facility, is required to deposit the following amounts into a mandatory prepayment account:

- any amounts received under various share purchase agreements;
- any insurance proceeds;
- any Surplus Cash Flow as defined in the senior credit facility; and
- any sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the U.K. Competition Commission or the Secretary of State or as a result of disposal of any specified properties.

Gala Group Investments Limited entered into a deposit and charge agreement restricting withdrawals from the mandatory prepayment account and granting a charge in favour of the senior lenders over the sums standing to the credit of that account. Gala Group Investments Limited may make withdrawals for the purpose of prepaying amounts outstanding under the senior credit facility and for a number of other specified purposes including, without limitation, making good any loss or damage to which amounts received under the relevant share purchase agreement or insurance proceeds received relate. Gala Group Investments Limited is also required to repay amounts outstanding under the senior credit facility with:

- amounts received under various share purchase agreements less permitted deductions;
- insurance proceeds, subject to certain deductions;
- from 81.25% to 92.5% of Surplus Cash Flow, as defined in the senior credit facility, for the year ending September 30, 2002, if a specified asset is not sold by designated dates; and
- within specific limits, sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the U.K. Competition Commission or the Secretary of State or as a result of disposals of four specified properties, or from the disposal of any other assets, other than in the ordinary course of trading, acquired pursuant to the Casino Acquisition.

The senior credit facility contains customary operating and financial covenants, including without limitation:

- requirements to maintain minimum ratios of EBITDA to Total Interest Payable, each as defined in the senior credit facility, EBITDA to Total Senior Interest Payable, each as defined in the senior credit facility, and Operating Cash Flow to Total Debt Service, each as defined in the senior credit facility;
- maximum ratios of Total Borrowed Funds to EBITDA, each as defined in the senior credit facility; and
- limits on capital expenditure.

In addition, the senior credit facility includes covenants relating to limitations on asset sales and other disposals, indebtedness, acquisitions, investments, distributions and hedging.

12% Senior Notes

We must pay interest on the notes semi-annually on June 1 and December 1 of each year. The notes are scheduled to be repaid in one instalment in 2010. However, noteholders may require us to purchase the notes in the event of a change of control or following certain asset sales. We may not be able to do so without the consent of our lenders under the senior credit facility.

We are a holding company and do not directly conduct any business operations. Our bingo club and casino operations are carried out by several operating subsidiaries. Our material assets consist only of the share capital of our subsidiaries, Gala Group Investments Limited and Gala Group Finance Limited, limited rights against the former owners of Gala Group Investments Limited under a share purchase agreement, in which the lenders under the senior credit facility have a security interest, and subordinated loans made to Gala Group Investments Limited which are subordinated to the obligations of Gala Group Investments Limited to the lenders under the senior credit facility and may be subordinated to other obligations of Gala Group Investments Limited in the future. We will have to rely upon payments on our subordinated loans to Gala Group Investments Limited, dividends and other payments from our subsidiaries to generate the funds necessary to pay the principal of, and interest on, the notes. Although we are entitled to receive limited payments on our subordinated loans to Gala Group Investments Limited, our subsidiaries have not guaranteed the notes. The right of noteholders to receive payments under the notes is structurally junior to all liabilities of our subsidiaries.

The senior credit facility prohibits our subsidiaries from making distributions, loans or other payments to Gala Group Holdings Public Limited Company, except to enable it to make various limited payments other than principal on the notes, and prohibits certain other payments, including payments to enable it to pay interest under the subordinated loan to Gala Group Investments Limited, if there is a payment default continuing under the senior credit facility. With limited exceptions, a payment blockage period under the senior credit facility may be instituted upon an event of default under the senior credit facility. Furthermore, the ability of our subsidiaries to pay dividends and make other payments to it may in the future be restricted by, among other things, other agreements. Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, there are a number of significant qualifications and exceptions. We believe, however, that the senior credit facility permits our subsidiaries to pay dividends or otherwise provide funds to us to enable Gala Group Holdings Public Limited Company to meet its known cash obligations for the foreseeable future, provided Gala Group Limited and its subsidiaries meet various financial tests.

We believe that funds from operations together with funds available under the revolving loan and guarantee facility will provide us with sufficient liquidity and resources to meet our current and future financial obligations, including payment of principal and interest on the notes, as well as to provide funds for our working capital, capital expenditures and other needs.

Market Risk

We are exposed to interest rate risk on our fixed and floating rate debt. We do not enter into transactions involving foreign currencies or marketable securities. Therefore we are not exposed to the impact of foreign currency fluctuations or changes in the market values of marketable securities. Our objective is to manage our exposure to changes in interest rates by limiting the impact of such movements on earnings and cash flows. To achieve this objective we use interest rate derivative instruments. We enter into interest rate transactions only to the extent considered necessary to meet the objectives as stated above. We do not enter into interest rate derivative instruments for trading or speculative purposes.

Seasonality

Our operating results, like those of other participants in the bingo and casino industries, have varied in the past and are expected to continue to vary quarter to quarter as a result of seasonal patterns. Our earnings are significantly affected by vacation times, public holidays and the weather. Revenues at our bingo clubs and most of our casinos are typically lower during the summer vacation period as well as during the Christmas period. Maxims, our high-roller casino in London with a large number of Arab and Asian customers, is the main exception to this seasonal trend, since its revenues tend to be higher in late summer when more of its customers are in London. Extreme weather also affects admission levels at our bingo clubs and casinos.

Critical accounting policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements. Application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from those estimates.

Property and equipment

Tangible fixed assets are stated at cost. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value based on prices prevailing at the date of acquisition, of each asset evenly over its expected useful life as follows:

Freehold land	-	not depreciated
Freehold buildings	-	50 years
Leasehold land and buildings	-	shorter of 50 years and unexpired term of lease
Fixtures and fittings	-	over 3 to 10 years
Office equipment	-	over 3 to 10 years
Vehicles	-	over 3 to 5 years

The residual values are estimated on the following basis, having regard to the construction type and salvage values:-

Listed buildings	80%
Buildings of traditional construction	50%
Steel framed buildings	0%

Licences and other intangible assets

The Group holds licences to operate each of its bingo clubs and casinos which are valued at cost, or where acquired, at the fair value of the licences acquired, net of accumulated amortisation from the date of acquisition. Licences are amortised on a straight-line basis over an estimated useful life of 20 years.

Goodwill has been recognised on acquisitions accounted for using the purchase method of accounting as the excess of purchase price over the fair value of the net assets acquired. Goodwill is amortised on a straight-line basis over an estimated useful life of 20 years. Negative goodwill arising on acquisitions is allocated rateably to reduce the recorded fair value of non-current assets acquired.

Lease Provisions

Provision has been made for vacant and partly sub-let leasehold properties and one trading property. For the vacant and sub-let properties provision has been made for the shorter of the remaining period of the lease, and the period until, in management's opinion, they will be able to exit the lease commitment. The amount provided is based on the future rental obligations, together with other fixed outgoings, net of any sub-lease income. Sub-lease income has only been taken into account where sub-leases are currently in place.

In determining the provision for the properties, the cash flows have been discounted on a pre-tax basis using an appropriate risk adjusted discount rate.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(Pound Sterling amounts in thousands, except for share data)

	July 6, 2002	September 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	58,073	55,815
Receivables, net	500	436
Inventories	3,262	3,230
Prepaid expenses and other current assets	11,859	10,893
Total current assets	73,694	70,374
Non-current assets:		
Property and equipment, net	286,942	277,105
Licences, net	288,683	301,009
Other intangible assets, net	116,191	121,082
Restricted cash	5,299	5,309
Other assets, net	16,091	17,694
Total assets	786,900	792,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	24,326	21,533
Trade accounts payable	8,833	12,334
Accrued expenses and other liabilities	57,203	55,091
Accrued interest payable	2,125	6,327
Income tax payable	16,084	6,800
Total current liabilities	108,571	102,085
Non-current liabilities:		
Long-term debt, net of current portion	411,002	433,801
Provisions	5,232	10,219
Deferred tax liability	14,234	10,354
Total liabilities	539,039	556,459
Shareholders' equity:		
Ordinary shares; £1.00 par value; 245,300,010 shares authorised; 244,800,010 shares issued and outstanding	238,754	238,754
Additional paid in capital	1,860	1,860
Retained earnings (accumulated deficit) including accumulated other comprehensive loss of £236 and £508 in 2002 and 2001, respectively	7,247	(4,500)
Total liabilities and shareholders' equity	786,900	792,573

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(Pound Sterling amounts in thousands)

	12 weeks ended		40 weeks ended	
	July 6, 2002	July 7, 2001	July 6, 2002	July 7, 2001
Revenues	100,939	90,534	333,373	277,098
Cost of sales	15,606	15,448	52,953	46,702
Gross profit	85,333	75,086	280,420	230,396
Club operating expenses	51,962	47,436	170,878	142,672
Other general and administrative expenses	6,953	6,844	23,853	20,565
Property provision release	-	-	(3,510)	-
Depreciation and amortisation	9,885	9,200	33,826	27,827
Income from operations	16,533	11,606	55,373	39,332
Interest expense, net	(8,540)	(9,781)	(28,950)	(32,160)
Other (expense) income	(177)	418	(104)	(461)
Income before income tax expense and extraordinary items	7,816	2,243	26,319	6,711
Income tax expense	(4,360)	(2,427)	(14,844)	(7,264)
Income (loss) before extraordinary loss	3,456	(184)	11,475	(553)
Extraordinary loss on early extinguishment of debt, net of taxes of £1,522	-	-	-	(3,553)
Net income (loss)	3,456	(184)	11,475	(4,106)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Pound Sterling amounts in thousands)

	40 weeks ended	
	July 6, 2002	**July 7, 2001**
Net cash provided by operating activities	47,863	40,497
Cash flows from investing activities:		
Purchase of property and equipment	(26,809)	(15,287)
Proceeds from sale of property and equipment	951	6,117
Change in restricted cash	10	(17,096)
Cash paid for purchased companies, net of cash acquired	-	(231,688)
Net cash used in investing activities	(25,848)	(257,954)
Cash flows from financing activities:		
Proceeds from issuance of ordinary shares	-	117,300
Share issue costs		(125)
Proceeds from debt	-	433,025
Debt issue costs	-	(10,745)
Payments on debt	(19,757)	(321,000)
Purchase of interest rate cap	-	(376)
Net cash (used in) provided by financing activities	(19,757)	218,079
Net increase in cash and cash equivalents	2,258	622
Cash and cash equivalents, beginning of period	55,815	36,015
Cash and cash equivalents, end of period	58,073	36,637

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Pound Sterling amounts in thousands, except for share data)

	Ordinary shares		Additional		Total
	Number of shares	Amount	paid-in capital	Retained earnings	shareholders' equity
Balance at September 30, 2001	244,800,010	238,754	1,860	(4,500)	236,114
Net income	-	-	-	11,475	11,475
Other comprehensive loss:					
SFAS 133 reclassification adjustment for gains / losses included in net income, net of tax of £117	-	-	-	272	272
Total comprehensive income	-	-	-	11,747	11,747
Balance at July 6, 2002	244,800,010	238,754	1,860	7,247	247,861

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Pound Sterling amounts in thousands, except for share data)

1 Basis of presentation and description of the business

Gala Group Holdings Public Limited Company ("the Company"), a holding company with no other operations, and its wholly owned subsidiary undertakings are collectively referred to herein as "Gala" or "the Group". On December 22, 2000 the Company acquired Ladbroke Casinos from Hilton Group plc ("the Casinos"). On November 1, 2001 the Group acquired the "Jamba" gaming website from Carlton Interactive Media Limited.

The Group's primary business activities are the operation of bingo clubs and casinos in Great Britain as well as a casino in each of Gibraltar and the Isle of Man. The Group is headquartered in Nottingham, England.

The results of the Casinos division are included in the consolidated results of the Company from the date of acquisition. Consequently, the financial statements for the 40 weeks ended July 6, 2002 and the 40 weeks ended July 7, 2001 are not comparable in certain respects, due to the acquisition of the Casinos on December 22, 2000.

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). These unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the information therein. These unaudited financial statements should be read in conjunction with the financial statements and related notes for the year ended September 30, 2001.

The condensed balance sheet data as of September 30, 2001 was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements. Application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from those estimates.

2 Prior period reclassification

Casino cost of sales and club operating costs for the 12 weeks ended July 7, 2001, and the period from the date of the casino acquisition to July 7, 2001, have been reclassified so that the cost of providing complimentary food and drink is included in cost of sales rather than club operating expenses. This classification is consistent with that adopted in subsequent accounting periods, and has no effect on net income.

Rental income has been reclassified from Other income (expense) to Other general and administrative expenses, with no effect on net income.

(Pound Sterling amounts in thousands, except for share data)

3 Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets".

SFAS 141 is effective for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

SFAS 142 is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

The Group is required to adopt SFAS 141 immediately and SFAS 142 with effect from October 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 will not be amortised and will continue to be evaluated for impairment under SFAS 121 until the date that SFAS 142 applies in its entirety. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortised until the adoption of SFAS 142.

The Group has adopted SFAS 141, but this did not require any changes to the accounting treatment of acquisitions. The Group is evaluating the provisions of SFAS 142, but it is not practicable to estimate reasonably the impact of adopting this statement on the Group's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognised as the cumulative effect of a change in accounting principle. The Group has begun the process of establishing the reporting units, identifying the goodwill, assets and liabilities that will be allocated to its reporting units and has begun the evaluation of the useful lives of its intangible assets.

SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", was issued in August 2001. This standard is effective for fiscal years beginning after June 15, 2002; however, early adoption is permitted. The Group will adopt SFAS 143 with effect from October 1, 2002. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The Group considers that the adoption of SFAS 143 will not have a significant impact on the Group's results of operations and financial position.

In August 2001 the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS 144 are to address issues relating to the implementation of SFAS 121, "Accounting for the Impairment of Long-

(Pound Sterling amounts in thousands, except for share data)

Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Group will adopt SFAS 144 with effect from October 1, 2002. The Group is currently evaluating the impact of this statement on its results of operations and financial position.

In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". The Statement updates, clarifies and simplifies existing accounting pronouncements with effect from October 1, 2002. SFAS 145 will require the group to reclassify the loss of £3,553 which arose on the early extinguishment of debt from extraordinary items to interest expense and taxation.

In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The Statement requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the group prospectively to exit or disposal activities initiated after December 31, 2002.

4 Acquisition of Jamba

On November 1, 2001, Gala acquired the Jamba gaming website, together with related software, from Carlton Interactive Media Limited, for a purchase price of £887. £400 of the consideration is deferred, with £150 payable in September 2002 and £250 payable in September 2003.

The assets acquired were valued at £337 for the website, customer base and trade marks, and £550 for games software and licences. The acquisition was financed out of surplus working capital. The assets are being amortised over four years.

The loss from operations of £822 for the period from November 1, 2001 is included in the accompanying financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Pound Sterling amounts in thousands, except for share data)

5 Property Provision release

The provision of £3,510 for the abandoned lease on a closed club was released in the 12 weeks ended April 13, 2002. The club had been closed by a predecessor company and had been marketed to potential tenants without success, primarily because of restrictive covenants on the use of the site and because of limited demand for the premises. As a result of negotiations with the landlord and the growing demand for retail premises, we were able to negotiate the surrender of the lease on this property in a way that could not have been foreseen when the provision was established. The cost of providing incentives to landlords and associated legal costs was £401 of which we had paid £361 at July 6, 2002. These costs have been set against the provision.

6 Inventories

Inventories are comprised of the following:

	July 6, 2002	September 30, 2001
Consumable stores	1,237	1,008
Finished goods	2,025	2,142
	3,262	3,320

7 Debt

Outstanding debt consists of the following:

	July 6, 2002	September 30, 2001
Facility A Loan	173,063	189,488
Facility B Loan	50,969	52,635
Facility C Loan	50,969	52,635
12% Senior Notes	157,573	157,822
Stakis loan notes	2,754	2,754
	435,328	455,334
Less - current portion	(24,326)	(21,533)
	411,002	433,801

Future maturities of long-term debt

Future maturities of long-term debt for each of the next five years, and thereafter, are £24,326 in the first year, £34,030 in the second year, £35,910 in the third year, £38,227in the fourth year, £43,324 in the fifth year and £259,511 thereafter.

(Pound Sterling amounts in thousands, except for share data)

8 Provisions

The Group has established provisions for the remaining lease payments on abandoned leases related to closed clubs. These provisions have been determined on a discounted basis and are either (i) recorded in purchase accounting where the property was disused at the date of acquisition and the lease was abandoned, or where the acquired operations were planned to be closed and the lease abandoned within one year from the date of acquisition; or (ii) recorded against income within other general and administrative expenses in the period that the related operations were closed and the leased properties became vacant.

In connection with the Casino acquisition, management approved a plan to close the Casino head office, for which an accrual of £780 was established in purchase accounting for employee termination costs. In addition management approved a plan to close one of the casinos, for which an accrual of £650 was established in purchase accounting for employee termination costs and lease payments on the vacated leasehold property. All the accruals for employee termination costs had been utilised by September 30, 2001.

At July 6, 2002 the provision included £453 relating to provisions established in purchase accounting.

Provisions have been recorded and utilised as follows:

	Vacant lease costs
Provisions at September 30, 2001	10,219
Utilised	(1,883)
Released (see note 5)	(3,510)
Unwinding of discount	406
Provisions at July 6, 2002	5,232

9 Income taxes

The following table reconciles the income tax expense (benefit) at the United Kingdom statutory account rate to that in the financial statements:

	40 weeks ended July 6, 2002	40 weeks ended July 7, 2001
Income tax at statutory rate	7,896	2,013
Effect of non-deductible amortisation	5,165	4,535
Change in valuation allowance	1,460	665
Other items	323	50
Income tax expense	14,844	7,264

10 Impairment

During the first quarter of 2002, there was a fire at one of the Group's leasehold bingo clubs. The fixtures, fittings and equipment belonging to the Group were destroyed. The Group has therefore recognised in the first quarter of 2002, within depreciation and amortisation, an impairment of £1,407. The Group was insured for the loss and the resulting loss of profits, and is in the process of agreeing the quantum of such losses with its insurers. The insurance proceeds will be recognised in the accounts once agreement has been reached with the insurers. Gala intends to utilise the insurance proceeds to refit and reopen the club.

11 Segments

The operating segments of the Group comprise the bingo and casino divisions; five revenue generating activities are present at the majority of the bingo clubs and four revenue generating activities are present at the majority of the casinos. The five bingo division activities are main-stage bingo, interval games, AWP machines, food and beverage and other. The four casino division activities are win, gaming machines, food and beverage and other. The primary measures of profit reported to and used by the Group Managing Director on a period basis are the gross profit of each of these nine activities. There is no asset information reported by segment. The bingo clubs and casinos are located in Great Britain with the exception of two casinos located in each of Gibraltar and the Isle of Man.

The segments include the results of the Casinos from the date of acquisition on December 22, 2000.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Pound Sterling amounts in thousands, except for share data)

The segment information is included below:

Revenues	12 week period ended July 6, 2002	12 week period ended July 7, 2001	40 week period ended July 6, 2002	40 week period ended July 7, 2001
Bingo				
Main-stage bingo	12,989	13,282	44,916	46,554
Interval games	25,577	21,365	85,114	73,261
Gaming machines	20,587	19,116	67,411	62,718
Food and beverage	8,915	8,380	29,456	28,157
Other	190	128	747	542
	68,258	62,271	227,644	211,232
Casinos				
Win	27,081	23,329	88,865	55,168
Gaming machines	1,948	1,755	6,170	3,967
Food and beverage	2,221	1,967	7,104	4,475
Other	1,431	1,212	3,590	2,256
	32,681	28,263	105,729	65,866
Consolidated result	100,939	90,534	333,373	277,098

Gross profit	12 week period ended July 6, 2002	12 week period ended July 7, 2001	40 week period ended July 6, 2002	40 week period ended July 7, 2001
Bingo				
Main-stage bingo	12,246	11,810	42,415	42,282
Interval games	23,491	19,235	76,500	64,769
Gaming machines	17,320	15,895	56,347	51,826
Food and beverage	5,633	5,190	18,527	17,480
Other	141	82	468	314
	58,831	52,212	194,257	176,671
Casinos				
Win	22,765	19,690	75,040	46,630
Gaming machines	1,775	1,649	5,617	3,668
Food and beverage	955	728	3,153	1,988
Other	1,007	807	2,353	1,439
	26,502	22,874	86,163	53,725
Consolidated result	85,333	75,086	280,420	230,396

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

By: ____________________

Name: CBR Sinton

Title: Group Finance Director

Date: August 19, 2002